Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                               May 8, 2014

Via EDGAR

Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   AllianceBernstein Bond Fund, Inc.
               -- AllianceBernstein Emerging Markets Debt Portfolio
               -- AllianceBernstein Emerging Markets Corporate Debt Portfolio -- AllianceBernstein High Yield Portfolio
               -- AllianceBernstein Mortgage Opportunities Portfolio
               -- AllianceBernstein Credit Long/Short Portfolio
               Post-Effective Amendment No. 123
               File Nos. 2-48227 and 811-02383

Dear Ms. O'Neal Johnson:

      This letter provides an additional response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Emerging Markets Debt Portfolio, AllianceBernstein Emerging Markets Corporate Debt Portfolio, AllianceBernstein High Yield Portfolio, AllianceBernstein Mortgage Opportunities Portfolio and AllianceBernstein Credit Long/Short Portfolio (each a "Fund" and collectively the "Funds") as provided orally to Joanne A. Skerrett of this office on March 27, 2014. The Staff's comment and our response are discussed below.

Additional Information About the Funds' Risks and Investments
-------------------------------------------------------------

Comment: If the Funds intend to write a credit default swap agreement ("CDS"), please confirm to the Staff that the Funds will cover the full notional value of the CDS they write.

Response:   If the Funds write a CDS, they intend to cover the full notional value of the CDS.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) each Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                 Sincerely,

                                                 /s/ Joanne A. Skerrett
                                                 -----------------------
                                                 Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.